SECURIT 05039526 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURTIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH CHURCH STREET
(No. and Street)

HAZLETON (City) PA (State) 18201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN J. RUDD 215-972-2351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGRAIL MERKEL QUINN & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1173 CLAY AVENUE (Address) SCRANTON (City) PA (State) 18510 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH, D.C. 202

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN J. RUDD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURTIS SECURITIES, LLC, as of DECEMBER, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Sworn & Subscribed before me this 24th day of February 2005

K. J. Rudd
Signature

President
Title

Sarah M. Saiia
Notary Public

Notarial Seal
Sarah M. Saiia, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Oct. 22, 2005
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTIS SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

MMQ
McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA, CVA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

To Curtis Securities, LLC:

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGrail, Merkel, Quinn + Associates

Scranton, Pennsylvania
February 18, 2005

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

CURTIS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CASH	$ 62,075	$ 54,402
ACCOUNTS RECEIVABLE	35,109	952
PREPAID EXPENSES	6,403	7,742
TOTAL	$ 103,587	$ 63,096
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Amounts due to affiliates:		
Curtis Financial Group, LLC	$ 2,949	$ 20,211
Preswick Capital Management, LLC	1,275	236
Curtis Insurance, LLC	180	-
Accrued expenses	-	15,906
Total liabilities	4,404	36,353
MEMBER'S EQUITY	99,183	26,743
TOTAL	$ 103,587	$ 63,096

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Investment banking fees	$ 416,125	$ 588,813
Other revenues	26,499	40,927
Total revenues	442,624	629,740
EXPENSES:		
Affiliate expense reimbursement	738,268	639,043
Professional and consulting fees	13,399	24,221
Other expenses	11,908	18,151
Licenses, fees and dues	5,914	5,011
Bad debts	695	-
Refunded fees and penalties	-	106,988
Total expenses	770,184	793,414
NET LOSS	$ (327,560)	$ (163,674)

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES, DECEMBER 31, 2002	$ 25,000	$ 65,417	$ 90,417
CONTRIBUTION FROM MEMBER	100,000	-	100,000
NET LOSS	-	(163,674)	(163,674)
BALANCES, DECEMBER 31, 2003	125,000	(98,257)	26,743
CONTRIBUTION FROM MEMBER	400,000	-	400,000
NET LOSS	-	(327,560)	(327,560)
BALANCES, DECEMBER 31, 2004	$ 525,000	$ (425,817)	$ 99,183

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(327,560)	$ (163,674)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	695	-
Changes in assets and liabilities:		
Accounts receivable	(34,852)	7,444
Prepaid expenses	1,339	(3,858)
Amounts due to affiliates	(16,043)	19,244
Accrued expenses	(15,906)	14,806
Total adjustments	(64,767)	37,636
Net cash used in operating activities	(392,327)	(126,038)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES, Contribution from member	400,000	100,000
NET INCREASE (DECREASE) IN CASH	7,673	(26,038)
CASH, BEGINNING	54,402	80,440
CASH, ENDING	$ 62,075	$ 54,402

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company was organized in Pennsylvania as a wholly-owned subsidiary of Curtis Financial Advisors, LLC ("CFA"). The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Accounts receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INVESTMENT BANKING FEES

Private placement fees are recorded upon final closing and settlement of the transaction.

INCOME TAXES

The Company is a limited liability company and, as such, is taxed essentially as a partnership with flow-through of income and expenses to CFA.

2. RELATED PARTY TRANSACTIONS

The Company has an affiliate expense reimbursement agreement with Curtis Financial Group, LLC ("CFG"), an affiliated company, whereby the Company reimburses CFG for expenses CFG incurs in connection with the Company's private placement activities. The Company reimbursed CFG $738,268 in 2004 and $639,043 in 2003 for expenses CFG incurred on its behalf. Preswick Capital Management, LLC ("Preswick"), an affiliated company, provides certain pension plan related consulting services to the Company. The Company paid Preswick $9,336 in 2004 and $4,998 in 2003 in connection with these services.

At December 31, 2004 and 2003, the Company owed CFG $2,949 and $20,211 and Preswick $1,275 and $236, respectively. The Company also owed Curtis Insurance, LLC, an affiliated company, $180 at December 31, 2004.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $57,671, which was $52,671 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.08 to 1.0 at December 31, 2004.

4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(i), which states that the provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Curtis Securities, LLC".

5. CONCENTRATION OF CREDIT RISK

The Company maintains one cash account with a local financial institution. Such balance is insured up to $100,000.

CURTIS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 99,183
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Accounts receivable	35,109
Prepaid expenses	6,403
Total	41,512
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	57,671
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 57,671

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Amounts due to affiliates:	
Curtis Financial Group, LLC	$ 2,949
Preswick Capital Management, LLC	1,275
Curtis Insurance, LLC	180
TOTAL AGGREGATE INDEBTEDNESS	$ 4,404

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 294
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 52,671
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.08 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 57,671
Net audit adjustments	-
NET CAPITAL, PER ABOVE	$ 57,671

See Notes to Financial Statements

MMQ
McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA, CVA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

To Curtis Securities, LLC:

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and additional information of Curtis Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGrail, Merkel, Quinn + Associates

Scranton, Pennsylvania
February 18, 2005